UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2023

LEO HOLDINGS CORP. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39865	98-1574497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Albany Financial Center South Ocean Blvd Suite #507

P.O. Box SP-63158

New Providence, Nassau, the Bahamas

(Address of Principal Executive Offices) (Zip Code)

(310) 800-1000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fourth of one redeemable warrant	LHC.U	The New York Stock Exchange
Class A Ordinary Shares	LHC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On November 17, 2023, Leo Holdings Corp. II, a Cayman Islands exempted company (“Leo”) and World View Enterprises Inc., a Delaware corporation (“World View”) issued a joint press release announcing that they intend to terminate the Agreement and Plan of Merger, by and among Leo, World View and the other parties thereto, dated as of January 12, 2023 (as amended and restated by that certain Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2023, as amended on October 12, 2023, the “Business Combination Agreement”). Leo further announced that it has determined to redeem all of issued and outstanding Class A Ordinary Shares, par value $0.0001 per share (the “Public Shares”) on or about December 1, 2023. Additionally, on or about November 17, 2023, the Public Shares will be suspended from trading on the New York Stock Exchange. A copy of the press release is attached hereto as Exhibit 99.1.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, including statements relating to the expected termination of the Business Combination Agreement and the anticipated timing of Leo’s delisting, liquidation and dissolution, among others, are forward looking statements. These statements are based on current expectations on the date of this Current Report on Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. Readers are cautioned not to put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Leo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Joint press release issued by Leo and World View, dated November 17, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEO HOLDINGS CORP. II
Dated: November 17, 2023

	By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	Chief Executive Officer

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Exhibit 99.1

World View and Leo Holdings Corp. II intend to Mutually Agree to Terminate Business Combination Agreement

TUCSON, Ariz. – November 17, 2023 – World View, a global leader in stratospheric exploration and flight, and Leo Holdings Corp. II (NYSE: LHC) (“Leo”), a special purpose acquisition company (“SPAC”), announced today that they intend to mutually agree to terminate their previously announced business combination agreement (the “Business Combination Agreement”).

Over the course of 2023, World View received strong interest from potential investors. However, given challenging market conditions, World View and Leo jointly determined that it was the best course of action at this time not to proceed with their previously announced transaction.

In view of the expected termination of the Business Combination Agreement, Leo determined that it will not be able to consummate an initial business combination within the time period required by its amended and restated memorandum and articles of association (as amended, the “Articles”). As such, Leo intends to dissolve and liquidate in accordance with the provisions of the Articles and will redeem all of the outstanding Class A Ordinary Shares, par value $0.0001 per share (the “Public Shares”), on or about December 4, 2023.

On November 17, 2023, the Public Shares were suspended from trading on the New York Stock Exchange and represent the right to receive the per-share redemption price for the Public Shares of approximately $10.95 (the “Per-Share Redemption Amount”), based on the amount in the trust account established in connection with Leo’s initial public offering (the “Trust Account”) as of November 15, 2023. In accordance with the terms of the Articles, Leo expects to retain $100,000 of the interest earned on the Trust Account to pay dissolution expenses.

The Per-Share Redemption Amount will be payable to the holders of the Public Shares upon presentation of their respective share or unit certificates or other delivery of their shares or units to Leo’s transfer agent, Continental Stock Transfer & Trust Company. Beneficial owners of Public Shares held in “street name,” however, will not need to take any action in order to receive the Per-Share Redemption Amount.

There will be no redemption rights or liquidating distributions with respect to Leo’s warrants. Leo’s initial shareholders have waived their redemption rights with respect to the outstanding Class B ordinary shares, par value $0.0001 per share, issued prior to Leo’s initial public offering. As of November 12, 2023, Leo ceased all operations except those required to wind up Leo’s business.

Leo expects that The New York Stock Exchange will file a Form 25 with the U.S. Securities and Exchange Commission to delist its securities.

About World View

World View is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a demonstrated record of accomplishments in the stratospheric ballooning industry and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business, Stratollite® imaging and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview.space.

About Leo Holdings Corp. II and Leo Holdings

Leo, currently listed on the NYSE under the ticker LHC, is a SPAC affiliated with Leo Holdings, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including statements relating to the expected termination of the Business Combination Agreement and the anticipated timing of Leo’s delisting, liquidation and dissolution, among others, are forward looking statements. These statements are based on current expectations on the date of this press release and involve a number of risks and uncertainties that may cause actual results to differ significantly. Readers are cautioned not to put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Leo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

CONTACTS

Phil Wocken

PWocken@worldview.space

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